Exhibit 99.1

AMENDMENT NO. 1 TO PURCHASE AGREEMENT

This Amendment No. 1 (the “Amendment”) is entered into this 22nd day of December 2016 (“Amendment Effective Date”), by and between CARDIOME PHARMA CORP., a company incorporated under the Canada Business Corporations Act (the “Company”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”), and amends that certain Purchase Agreement, dated as of January 12, 2016, between the Investor and the Company (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

RECITALS

Whereas, Section 12(e) of the Agreement provides that the Agreement may be amended by a written instrument signed by both the Company and the Investor; and

WHEREAS, the Company and the Investor desire to amend the terms of the Agreement as set forth herein;

NOW THEREFORE, the parties hereto, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree as follows:

1.                  Amendment and Restatement of Section 1(v). Section 1(v) of the Agreement is hereby amended and restated in its entirety as follows:

“(v) “Maturity Date” means December 31, 2018.”

2.                  Amendment and Restatement of First Sentence of Section 2(a). The first sentence of Section 2(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Upon the satisfaction of the conditions set forth in Sections 7 and 8 (the “Commencement” and the date of satisfaction of such conditions the “Commencement Date”), and subject to Section 9.1 of NI 44-102, the Company shall have the right, but not the obligation, in the Company’s sole and absolute discretion, to direct the Investor, by its delivery to the Investor of a Regular Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to purchase up to 50,000 Purchase Shares (each such purchase a “Regular Purchase”), at the Purchase Price on the Purchase Date; provided, however, that (i) the Regular Purchase may be increased to up to 60,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$3.00 on the Purchase Date, (ii) the Regular Purchase may be increased to up to 70,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$4.00 on the Purchase Date, (iii) the Regular Purchase may be increased to up to 80,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$5.00 on the Purchase Date, (iv) the Regular Purchase may be increased to up to 90,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$6.00 on the Purchase Date, and (v) the Regular Purchase may be increased to up to 100,000 Purchase Shares, provided that the Closing Sale Price of the Common Shares is not below US$7.00 on the Purchase Date (all of which share amounts shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction); and provided, further, that the Investor’s committed obligation under any single Regular Purchase shall not exceed US$1,000,000, unless the parties mutually agree to increase the dollar amount of any Regular Purchase on any Purchase Date at the applicable Purchase Price.”

3.                  Amendment and Restatement of Second Sentence of Section 2(b). The second sentence of Section 2(b) of the Agreement is hereby amended and restated in its entirety as follows:

“The Company may deliver an Accelerated Purchase Notice to the Investor only on a Purchase Date on which the Company also properly submitted a Regular Purchase Notice for a Regular Purchase, pursuant to and in accordance with Section 2(a) hereof, and the Closing Sale Price is not below US$2.00 (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction).”

4.                  Amendment and Restatement of Section 2(d). Section 2(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d) Purchase Price Floor; No Sales on TSX. The Company and the Investor shall not effect any Regular Purchase under this Agreement on any Purchase Date that the Closing Sale Price is less than the Floor Price. “Floor Price” means US$1.00, which shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, the Floor Price shall mean the lower of (i) the adjusted price and (ii) US$1.00. The Company and the Investor acknowledge and agree that no Securities that may be issued pursuant to this Agreement will be offered for sale or sold on the TSX.”

5.                  No other amendment. Except as expressly set forth above, all other terms and conditions of the Agreement shall remain in full force and effect, without amendment thereto (it being understood and agreed that nothing herein shall be construed as a novation of any obligations under the Agreement).

6.                  Governing law. This Amendment shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

7.                  Counterparts. This Amendment may be executed in counterparts, all of which taken together shall constitute one and the same original and binding instrument and shall become effective when all counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officer as of the Amendment Effective Date.

THE COMPANY:

CARDIOME PHARMA CORP.

By:	/s/ Jennifer Archibald
Name:	Jennifer Archibald
Title:	CFO

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC
BY: LINCOLN PARK CAPITAL, LLC
BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan Cope
Name:	Jonathan Cope
Title:	President

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